LifeStance Health Group, Inc.

4800 N. Scottsdale Road

Suite 6000

Scottsdale, Arizona 85251

October 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead
Brian Cascio

Re:	LifeStance Health Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 9, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2023
Filed August 9, 2023
File No. 001-40478

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), please find below the Company’s responses to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated October 3, 2023 (the “Comment Letter”) pertaining to the Company’s above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comment is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metrics and Non-GAAP Financial Measures, page 23

1. We reference your response to prior comment 2. In future filings, please revise to provide enhanced discussion about the adjustments for “Litigation costs”, “strategic initiatives” and “special charges”, including why they are not related to normal, recurring, operating expenses, similar to your response. In addition, to the extent that these items are significant to understanding fluctuations in your operating results from period to period, please include relevant and robust discussion of the impact of these items within MD&A Results of Operations in future periodic filings.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company will provide enhanced discussion about the adjustments for “litigation costs”, “strategic initiatives” and “special charges”, including why they are not related to normal, recurring, operating expenses, and as applicable, within MD&A Results of Operations.

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If you have any questions or comments about this letter or need any further information, please call Thomas Fraser of Ropes & Gray LLP at (617) 951-7063 or Dayna Atkins of Ropes & Gray LLP at (617) 235-4137.

Sincerely,

LifeStance Health Group, Inc.

By:	/s/ David Bourdon
Name: David Bourdon
Title: Chief Financial Officer

cc:	Ryan Pardo (LifeStance Health Group, Inc.)

Thomas Fraser (Ropes & Gray LLP)

Dayna Atkins (Ropes & Gray LLP)